PROCOPIO

12544 High Bluff Drive

Suite 400

San Diego, CA 92130

T. 858.720.6300

F. 619.235.0398

Christopher Tinen

P. 858.720.6320 christopher.tinen@procopio.com

DEL MAR HEIGHTS

LAS VEGAS

ORANGE COUNTY

PHOENIX

SAN DIEGO

SILICON VALLEY

October 13, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Cara Wirth
Lilyana Peyser

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Post-qualification Amendment No. 16 Filed September 22, 2020 File No. 024-10896

Ladies and Gentlemen:

On behalf of our client, My Racehorse CA LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 7, 2020, relating to the Company’s Post-Qualification Amendment No. 16 to Offering Statement on Form 1-A (File No. 024-10896) filed with the Commission on September 22, 2020 (“Post-Qualification Amendment No. 16”). We are concurrently filing via EDGAR this letter and the Company’s Post-Qualification Amendment No. 17 to Offering Statement on Form 1-A (File No. 024-10896) (“Post-Qualification Amendment No. 17”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and comments of the Staff below (which are references to Post-Qualification Amendment No. 16 filed on September 22, 2020), or as otherwise specifically indicated, all page references herein correspond to the page of Post-Qualification Amendment No. 17.

Securities and Exchange Commission

October 13, 2020

Post Qualification Amendment No. 16 to Form 1-A

Purchase Price Consideration, page 3

1.	We note that you issue gift cards, which have a cash value and are redeemable for, among other things, "consideration for the purchase of Interests." Please revise to fully describe the terms of the gift cards, including who is eligible to receive the gift cards, on what basis, how you determine the value of the of the gift cards that are issued, what consideration, if any, you receive for the gift cards, any expiration date(s) associated with the gift cards, whether the gift cards are redeemable for cash, and any other material terms of the gift cards. Please tell us how you account for gift cards, including gift card breakage, and whether gift card activity is material. Also, in the case that the gift cards are used as consideration for the purchase of Interests, please describe any differentiated pricing, or other offering related, terms.

In response to the Staff’s comment, the Company has revised its disclosures on page 3 to further describe the terms of the gift cards. The Company supplementally advises the Staff that the gift cards are currently available for purchase in cash by the public from the Company’s website www.myracehorse.com. The gift cards are valued at the cash value paid (e.g. if a purchaser pays $100 they get a gift card with a $100 value), are not redeemable for cash, (except as required by applicable law) have no expiration date and may be used solely on myracehorse.com for the purchase of merchandise, race track experiences and also as consideration for the purchase of Interests. As noted in the Company’s disclosure, to the extent a person uses a gift card for the purchase of Interests, the purchaser will still need to qualify as a “qualified purchaser” to invest, will be subject to the same subscription process as investors that subscribe for cash and qualified purchasers can use a combination of cash and gift card at purchase of Interests. There are no discounts, differentiated pricing or other more favorable offering terms given or credited to investors that use gift cards in connection with the purchase of Interests.

Lastly, the Company accounts for gift cards similar to other issuers. The Company records a liability equal to amounts of purchased gift cards. That liability is relieved when users of the issued gift cards use the funds on the Company's platform. The Company adopted ASC 606 in 2019. ASC 606 provides that certain unused gift card amounts may be recognized as revenue and the gift card liability relieved. An issuer can develop and apply a breakage method and derecognize the liability of unused gift cards, only if a significant reversal of the recognized breakage amount is unlikely to occur. Issuers must have sufficient evidence to support this assertion (e.g. historical redemption trends are the best evidence of amounts not expected to be redeemed). The guidance requires companies to update their estimate of breakage at the end of each reporting period, and disclose the methodology used to calculate breakage and any significant judgments made. Currently, the Company does not believe it has enough history or data to reliably estimate or develop a breakage method at this time. When more evidence exists, the Company may adopt and develop a breakage method to derecognize the gift card liability in the future. Since inception, the Company has sold $118,276 in gift cards with $27,199 currently unredeemed. Gift card sales account for less than 1% of the investments made to date, so the Company does not consider the gift card activity material at this time.

Offering Summary

Co-Ownership Agreements; Bonuses; Kickers, page 6

2.	We note your disclosure that certain Co-Ownership Agreements may include "Kickers." Please provide additional detail on how these Kickers will operate under each applicable Series Interest and describe its effects on distributable cash for each applicable Series Interest.

In response to the Staff’s comment, the Company has revised its disclosures on page 6 to provide additional detail on how these Kickers will operate. The Company supplementally advises the Staff that “Kickers” are contractual obligations of a Series to the original seller of a horse which could result in a payment obligation to the original horse seller upon the happening of certain events like Grade 1 race wins. They act as a “performance bonus” and are tied to certain revenue-generating events in the life of the Series. In the event that a co-ownership agreement contains a Kicker, the campaign page, which screenshots are included in each Post-Qualification Amendment filed by the Company, will contain express descriptions of the Kicker, its terms and its impact on such Series. The terms of a Kicker vary depending on the contractual terms of the applicable Co-Ownership Agreement. Each Kicker, however, can be generally seen as a contingent liability of that Series that, when triggered, becomes a liability payable by that Series prior to any distributions to that Series’ members. This is the same case as it relates to any expenses of the Series or reserves needed to be maintained for the ongoing operations of such Series. Lastly, as described in the Form 1-A and each subsequent Post-Qualification Amendment filed by the Company since inception, in no event will a Series member be liable for the debts or liabilities of such Series beyond the loss of their capital contribution.

Securities and Exchange Commission

October 13, 2020

Financial Statements, page 81

3.	Please revise to include the interim financial statements and related notes required by paragraphs (c), (b)(3)(B) and (b)(5) of Part F/S of Form 1-A. In this regard, while you filed a Form 1-SA on September 30, 2020, we note that Instruction III(c) of Form 1-A does not permit you to incorporate by reference in Part F/S of Form 1-A. In addition, please revise Exhibit 11.1 to address the discrepancy between the dates at the top and bottom of the auditor's consent.

In response to the Staff’s comment, the Company has revised its disclosures to include interim financial statements and related notes as required by Part F/S of Form 1-A. In addition, the Company has revised Exhibit 11.1 to address the discrepancy between the dates at the top and bottom of the auditor's consent.

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Please direct any questions regarding the Company’s responses or Post-Qualification Amendment No. 17 to the Offering Statement to me at (858) 720-6320 or christopher.tinen@procopio.com.

Sincerely,

PROCOPIO, CORY, HARGREAVES & SAVITCH LLP

/s/Christopher L. Tinen, Esq.

Christopher L. Tinen, Esq.

cc:       Michael Behrens, My Racehorse CA LLC